UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30909 / February 10, 2014

_____

In the Matter of	:
	:
PROSPECT CAPITAL CORPORATION	:
PRIORITY SENIOR SECURED INCOME	:
FUND, INC.	:
PATHWAY ENERGY INFRASTRUCTURE	:
FUND, INC.	:
PROSPECT CAPITAL FUNDING LLC	:
PROSPECT CAPITAL MANAGEMENT LLC	:
PRIORITY SENIOR SECURED INCOME	:
MANAGEMENT, LLC	:
PATHWAY ENERGY INFRASTRUCTURE	:
MANAGEMENT, LLC	:
	:
	:
10 East 40th St., 44th Floor	:
New York, NY 10016	:
	:
(812-14199)	:
	:

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Prospect Capital Corporation, Priority Senior Secured Income Fund, Inc., Pathway Energy
Infrastructure Fund, Inc., Prospect Capital Funding LLC, Prospect Capital Management LLC,
Priority Senior Secured Income Management, LLC, and Pathway Energy Infrastructure
Management, LLC filed an application on August 9, 2013, and an amendment to the application
on December 4, 2013, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. The order would permit a business development company and certain registered closed-
end management investment companies (collectively, the "Investors") to co-invest in portfolio
companies with each other and with affiliated investment funds.

On January 13, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30855). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Investors in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Prospect Capital Corporation, et al. (File No. 812-14199) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary